Filed Pursuant to Rule 433

Registration No. 333-266624-03

ENTERGY MISSISSIPPI, LLC

$600,000,000

First Mortgage Bonds,

5.80% Series due April 15, 2055

Final Terms and Conditions

March 10, 2025

Issuer:	Entergy Mississippi, LLC

Security Type:	First Mortgage Bonds (SEC Registered)

Expected Ratings(1):	A2 (stable outlook) by Moody’s Investors Service, Inc. A (stable outlook) by S&P Global Ratings

Trade Date:	March 10, 2025

Settlement Date (T+3)(2):	March 13, 2025

Principal Amount:	$600,000,000

Interest Rate:	5.80%

Interest Payment Dates:	April 15 and October 15 of each year

First Interest Payment Date:	October 15, 2025

Final Maturity Date:	April 15, 2055

Optional Redemption Terms:	Make-whole call at any time prior to October 15, 2054 at a discount rate of Treasury plus 20 bps and, thereafter, at par

Benchmark Treasury:	4.50% due November 15, 2054

Benchmark Treasury Price:	99–05

Benchmark Treasury Yield:	4.552%

Spread to Benchmark Treasury:	+125 bps

Re-offer Yield:	5.802%

Price to Public:	99.963% of the principal amount

Net Proceeds After Underwriting Discount and Before Expenses:	$594,528,000

CUSIP / ISIN:	29366W AG1 / US29366WAG15

Joint Book-Running Managers:	Barclays Capital Inc. BNY Mellon Capital Markets, LLC Goldman Sachs & Co. LLC SMBC Nikko Securities America, Inc. Wells Fargo Securities, LLC

Co-Manager:	R. Seelaus & Co., LLC

(1)

A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time. Rating outlook is assigned at the issuer level and not to individual securities and may be subject to revision at any time.

(2)

It is expected that delivery of the bonds will be made on or about March 13, 2025, which will be the third business day following the date hereof (such settlement being referred to as “T+3”). Under Rule 15c6-1 under the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in one business day (T+1), unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the bonds more than one business day prior to the scheduled settlement date will be required, by virtue of the fact that the bonds will initially settle in T+3, to specify an alternative settlement arrangement at the time of any such trade to prevent a failed settlement. Purchasers of the bonds who wish to trade the bonds more than one business day prior to the scheduled settlement date should consult their own advisors.

The issuer has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov.

Alternatively, a copy of the prospectus for the offering can be obtained by calling (i) Barclays Capital Inc. toll-free at 1-888-603-5847, (ii) BNY Mellon Capital Markets, LLC toll-free at 1-800-269-6864, (iii) Goldman Sachs & Co. LLC toll-free at 1-866-471-2526, (iv) SMBC Nikko Securities America, Inc. toll-free at 1-888-868-6856 or (v) Wells Fargo Securities, LLC toll-free at 1-800-645-3751.

2